[Letterhead of DLA Piper LLP (US)]

August 17, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director Ms. Tara Harkins, Accounting Branch Chief Mr. Kevin Vaughn, Accounting Branch Chief Mr. Jay Mumford, Special Counsel Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc. Registration Statement on Form S-1 Filed July 13, 2011 File No. 333-175514

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 9, 2011, to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the Form S-1, File No. 333-175514 (the “Registration Statement”), filed by the Company with the Commission on July 13, 2011.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Artwork

1.	We note your proposed graphics at the front of the prospectus. It is unclear how the images presented relate to your product. Please tell us your basis for using the proposed graphics or remove them.

RESPONSE: In response to the Staff’s comment, the Company has revised its graphics on the front and back covers of the prospectus. The Company moved the graphic that

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August 17, 2011

was previously on the inside back cover of the prospectus to the inside front gatefold of the prospectus. The Company added a new graphic to the back cover of the prospectus showing the CoolSculpting System.

Prospectus Summary

2.	Your summary should provide a balanced description of your business rather than providing a separate risk section in the summary. Please describe the risks and drawbacks of your product as prominently as your disclosure about the benefits of your product. Revise your summary accordingly. In addition, we note your disclosure at the end of the second paragraph regarding your revenues; please balance this statement with a statement describing your losses.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its business summary to provide a balanced description of its business, including the following:

•	On page 1 of the prospectus, the Company disclosed its net losses for the year ended December 31, 2010 and the six months ended June 30, 2011.

•

On page 2 of the prospectus, the Company added additional disclosure to explain that invasive and minimally-invasive procedures are best suited for patients who need significant fat reduction in order to achieve aesthetic results, while non-invasive procedures, such as CoolSculpting, are best suited for patients that do not require significant fat reduction.

•

The Company further disclosed on page 2 of the prospectus that although there are no technical or regulatory restrictions on the use of CoolSculpting based on weight, it believes patients who are obese are not optimal candidates for CoolSculpting. The Company also disclosed that it offers training to its physician customers in order to assist them in properly identifying those patients whose aesthetic appearance will be noticeably improved by the reduction of their fat bulges through CoolSculpting.

•	On page 3 of the prospectus, the Company added additional information regarding the frequency and type of patient complaints following a CoolSculpting procedure.

The Company also previously disclosed on page 2 of the prospectus that the results from CoolSculpting are not immediate, and that the most dramatic results occur over a period of two to four months. Finally, the Company retained the separate risk section in the business summary as it provides important information for potential investors to consider concerning the Company’s business and prospects.

The Company also added the disclosures discussed above to the “Business” section to provide a balanced description of its business.

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August 17, 2011

3.	Your summary disclosure is not clear as to the primary markets in which your product is sold. Please revise the third paragraph to identify with greater specificity these markets and the percentage of revenue accounted for by each.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised pages 1 and 66 of the prospectus to provide additional information regarding the markets in which it offers CoolSculpting, ether directly or through its third party distributors. The Company disclosed the four geographic regions on which it is focusing its marketing efforts (North America; Asia-Pacific; Europe, the Middle East and Africa; and South America), and lists the most significant markets in each geographic region by country on page 66. The Company also disclosed the percentage of revenues generated in markets outside of North America. The Company does not believe that additional disclosure of the revenues generated in each geographic region or specific countries within those regions would be material disclosure for potential investors as no geographic region or specific country has been responsible for a materially disproportionate amount of the revenues the Company generates outside of North America.

Market Overview, page 1

4.	Please tell us how you define “aesthetic procedures” and “non-surgical aesthetic procedures.” In addition, please tell us why you believe it is appropriate to describe the market for your product in these terms. For instance, we note that the market for “aesthetic procedures” would appear to include many individuals other than those that may benefit from your product.

RESPONSE: The Company advises the Staff that it defines “aesthetic procedures” as those surgical and non-surgical procedures designed to maintain, restore or enhance a patient’s appearance. “Non-surgical aesthetic procedures” include all aesthetic procedures other than surgical aesthetic procedures, and “surgical aesthetic procedures” include those aesthetic procedures that are required to be performed by a board certified physician in an office-based or free-standing surgery facility or hospital. The Company’s definitions are based on the use of these terms by the American Society of Aesthetic Plastic Surgery (the “ASAPS”) and the International Society of Aesthetic Plastic Surgery (the “ISAPS”) in their respective surveys on the aesthetics market.

The Company believes that disclosure of the overall aesthetic market as reported by the ASAPS and the ISAPS is material information for investors. An investor cannot reasonably be expected to evaluate the scope of the opportunity for CoolSculpting without an understanding of the fact that millions of voluntary procedures are performed each year for the purpose of maintaining, restoring or enhancing a patient’s aesthetic appearance and that patients have been willing to self-pay for these procedures. In addition, the Company believes that the market data is relevant to CoolSculpting because it is targeting, and CoolSculpting will be offered by some number of, the plastic surgeons, dermatologists, and other aesthetic specialists that are included in the results reported by the ASAPS and ISAPS.

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The Company also believes that a significant portion of CoolSculpting patients will be existing consumers of aesthetic procedures, a patient population the Company refers to as “aesthetic veterans.” According to a study the Company commissioned from Easton Associates, 70% of the patients that have undergone CoolSculpting procedures with the doctors that participated in the study had previously purchased other types of aesthetic procedures. As such, although the current aesthetic market is indeed broad, the Company believes it is highly relevant to its business. The Company further notes that any attempt to narrow the described market to existing procedures relating to fat removal – such as liposuction – would be misleading insofar as the pain, downtime, and other associated surgical risks with existing invasive and minimally-invasive fat reduction solutions significantly limit demand for such procedures. Similarly, although there is data available on the percentage of the U.S. population that is overweight but not obese, the Company believes such data would overstate the market for its products as not all overweight individuals would be likely consumers of CoolSculpting due to economic and other constraints.

The Company acknowledges the Staff’s comment that not all patients who desire an aesthetic treatment are ideal candidates for a CoolSculpting procedure. In response, the Company has revised its disclosure in the prospectus (including pages 2 and 69) to indicate that although there are no technical or regulatory restrictions on the use of CoolSculpting based on weight, it believes patients who are obese are not optimal candidates for CoolSculpting. The Company also disclosed that it offers training to its physician customers to assist them in properly identifying those patients whose aesthetic appearance will be noticeably improved by the reduction of their fat bulges through CoolSculpting.

Our Solution, page 2

5.	Please provide us with independent support, including relevant articles and abstracts, for your statements in the prospectus regarding the noticeable and measurable results your product provides. In this regard, we note, for example, your statements in the first and second bullets on page 2. Please mark the supporting materials so that they are tied to the disclosure. If you are relying on results from the pivotal study that you identify on page 75, please balance your disclosure in the summary and elsewhere by (i) identifying the study as the basis for your statements, (ii) disclosing the number of individuals in the study and (iii) describing the inherent shortcomings, if any, of relying on a limited study.

RESPONSE: The Company’s statement that CoolSculpting allows patients to achieve noticeable and measurable aesthetic results is supported by: (i) preclinical animal studies conducted on behalf of or by the Company; (ii) human clinical studies conducted by the Company involving an aggregate of 19 subjects; (iii) the Company’s pre-abdominoplasty study described in the prospectus that involved 180 subjects; (iv) the Company’s pivotal human clinical trial involving 60 subjects; (v) clinical studies conducted by independent third parties involving an aggregate of 59 subjects; and (vi) a patient satisfaction study conducted by an independent third party involving 21 subjects. The Company has

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provided a reference to the peer reviewed periodicals in which these studies were published. The Company also has provided the Staff with a copy of these studies and abstracts on a supplemental basis.

Pre-Clinical Animal Studies: Results from pre-clinical animal studies conduct by or on behalf of the Company indicated that controlled-cooling of fat cells caused a 30 to 50% reduction in fat layer thickness, with no damage to the skin or associated structures and without causing changes in lipid profiles, including total cholesterol, low- and high-density lipoprotein cholesterol and triglycerides. See references 1 and 2 below.

Human Clinical Studies: A subsequent human study conducted by the Company involved the treatment of the flanks of 10 subjects. This study confirmed measurable reductions in fat thickness in treated areas at two months post-treatment and six months post-treatment as indicated by ultrasound measurements. See reference 3 below. An additional human study conducted by the Company on nine subjects treated on the back utilized photos for assessment of fat reduction and found that all showed measurable improvement as well. See reference 4 below. It should be noted that the current CoolSculpting procedure available in commercially practice today occurs at a colder temperature and for a longer duration of time than the protocols used in these clinical studies and, as a result, should provide enhanced aesthetic results.

Pre-Abdominoplasty Study: As reported on page 76 of the prospectus, the Company performed an human clinical study on 180 subjects in the United States. In this study, subjects who were scheduled to undergo abdominoplasty were treated with the Company’s controlled-cooling technology in the lower abdomen at different intervals up to 180 days prior to their surgery date. At the time of the surgery, the treated tissue was excised and processed for histologic evaluation. The results from this study showed a measureable reduction in the fat layer due to the elimination of fat cells as a result of treatment with the Company’s controlled-cooling technology.

Pivotal Study: In the Company’s pivotal study in 2007, a total of 60 subjects were treated at 12 dermatology or plastic surgery centers in the United States. Results from the pivotal study demonstrated that CoolSculpting resulted in a noticeable and measureable reduction of fat in the treatment area. A blinded comparison of baseline and six month post-treatment images was performed for 50 subjects by three physicians specializing in dermatology or plastic surgery. These physicians were able to accurately differentiate between the pre- and post-photographs in 89% of the cases. This percentage rose to 92% when the evaluation was limited to those who maintained their weight or gained less than five pounds from baseline. See reference 5 below.

Independent Studies: Independent third-party studies have also confirmed a noticeable and measurable reduction of fat that results from treatment with CoolSculpting. In one study, 25 subjects were treated on the flank or abdomen with before and after photos used for physician evaluation. At six months post treatment, a visible contour change was noted in 20 of the 25 subjects. See reference 6 below. Data from another independent

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study involving 21 subjects indicated that after a single CoolSculpting treatment, 70% of the treated subjects reported that they were “satisfied” to “very satisfied” with the results, and 81% of the treated subjects reported a noticeable difference in the treated area. See reference 7 below.

More recent independent studies have examined the effect of multiple treatments. In one recent study, a patient was treated twice (at two months post-initial treatment) on the abdomen. Measurements were made using a Canfield 3-D imaging system and revealed that the subject had a circumferential reduction of 2.4cm at five months after the second treatment, despite the fact that the subject had gained weight. Further, the Canfield 3-D imaging system showed that nearly all of this reduction occurred in the area that was treated. See reference 8 below.

Another independent study measured the effect of two treatments on the abdomen and flank in 12 subjects. The second treatment was performed two months after the first procedure and measurements were made using a Canfield 3-D imaging system. Results showed a statistically significant difference after one treatment, and further improvement after the second treatment as measured two months after the second treatment. See reference 9 below.

Patient Satisfaction Study: Finally, an independent third-party study of patient satisfaction was conducted on 21 patients. At six months post-treatment, 80% of patients reported they were happy with the results of their treatment compared to 50% at two months post-treatment. No patients at six months post-treatment stated that they were unhappy, but instead unsure at that time. Overall, satisfaction and patient rated results of treatment improved significantly from two to six months, which is consistent with the gradual nature of improvement as a result of the natural biological process known as apoptosis triggered by CoolSculpting. See reference 10 below.

1.	Manstein D, Laubach H, Watanabe K, Farinelli W, Zurakowski D, Anderson RR. Selective cryolysis: A novel method of non-invasive fat removal. Lasers In Surgery And Medicine. 2008;40(9):595-604.
2.	Zelickson B, Egbert BM, Preciado J, et al. Cryolipolysis for Noninvasive Fat Cell Destruction: Initial Results from a Pig Model. Dermatologic Surgery. 2009;35(10):1462-1470.
3.	Coleman SR, Sachdeva K, .Egbert B, Preciado J, Allison J. Clinical Efficacy of Noninvasive Cryolipolysis and Its Effects on Peripheral Nerves Aesthetic Plastic Surgery 2009;33(4):482-488.
4.	Rosales-Berbet IA D-PE. Controlled cooling of subcutaneous fat for body reshaping. Poster presented at: The 15th World Congress of the International Confederation for Plastic, Reconstructive, and Aesthetic Surgery. 2009:New Delhi, India.
5.	Kaminer M WR, Newman J, Allison J. Visible Cosmetic Improvement with Cryolipolysis: Photographic Evidence. Lasers in Surgery and Medicine 2011;43(S23).
6.	Kim H SD, Park J, Rhue J, Lee S, Song K, Shin M, Ok C. Clinical Evaluation of a Non-Invasive Cryolipolysis for the Treatment of Subcutaneous Fat Removal in Korean Patients. . Lasers in Surgery and Medicine 2011;43(S23).
7.	Shek SY YC, Ho SGY, Chan NPY, Chan HL. Non-Invasive Cryolipolysis for Body Contouring in Chinese – A First Commercial Experience. Lasers in Surgery and Medicine. 2010;42(S22).

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8.	Brightman L GR. Can Second Treatment Enhance Clinical Results in Cryolipolysis? Cosmetic Dermatology. 2011;24(2):85-88.
9.	Shek SY CN, Chan HHL. Multiple Treatment, Non-Invasive Cryolipolysis for Body Contouring in Chinese Patients. Lasers in Surgery and Medicine. 2011;43 (S23).
10.	Dover J KM, Teahan M, Barrett L. Patient Satisfaction at 2 and 6 Months after a Single Non-Invasive Cryolipolysis Treatment for Subcutaneous Fat Layer Reduction. Lasers in Surgery and Medicine 2011;43(S23).

6.	We note your statements regarding safety in the second bullet point on page 2 and we note your disclosure in the second full paragraph on page 77 regarding the four adverse events reported in your pivotal study. With a view towards balancing your disclosure here and in the Business section, please tell us whether you have received reports of other adverse events outside of your clinical study and why you are limiting your disclosure to events that would require a report under the FDA’s MDR regulations, rather than describing more broadly adverse events of which you are aware.

RESPONSE: In response to the Staff’s comment, the Company has added additional disclosure to pages 3 and 69 of the prospectus to disclose that it has received approximately one patient complaint per 1000 CoolSculpting procedures since the commercial launch of CoolSculpting. The Company also specifically lists the most common patient complaints it receives, which it had previously disclosed on page 72 of the prospectus. The Company advises the Staff that the FDA’s MDR regulations are an important measure of the safety of CoolSculpting. The Company is required to report a patient complaint under the MDR regulations if, among other things, the condition reported by the patient requires medical intervention to prevent permanent impairment or damage to bodily function or structure. To date, none of the patient complaints received by the Company have necessitated medical intervention to prevent permanent impairment or damage to bodily function or structure, which indicates the conditions reported are generally temporary and self-resolving.

The Company also advises the Staff that the safety of CoolSculpting treatment has been analyzed in clinical studies conducted before and after its human pivotal trial. Results from these clinical studies have demonstrated the selective nature of the Company’s controlled-cooling treatment on fat cells (see references 1 through 5 below), and found no clinical or histological evidence of non-fat cell inflammation or necrosis (e.g., blood vessels, collagen, melanocytes, nerve, dermis) within the treatment area.

A clinical study was conducted to examine the effects of the Company’s controlled-cooling treatment on sensory nerve function (see reference 3 below), and confirmed that the temperature and duration of the Company’s controlled-cooling treatment falls below the threshold for persistent nerve changes.

Another clinical study (see reference 6 below), demonstrated the stability of serum lipid levels and liver test results in response following treatment. These results showed that any changes from the baseline value over the subsequent three months was neither

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clinically nor statistically significant. Further, the triglyceride values were well below 150 mg/dl, the upper limit of the reference range (see reference 7 below).

An analysis of pooled clinical assessment data showed that most side effects associated with the treatment of CoolSculpting were minor and transient (see reference 8 below).

1.	Manstein D, Laubach H, Watanabe K, Farinelli W, Zurakowski D, Anderson RR. Selective cryolysis: A novel method of non-invasive fat removal. Lasers In Surgery And Medicine. 2008;40(9):595-604.
2.	Zelickson B, Egbert BM, Preciado J, et al. Cryolipolysis for Noninvasive Fat Cell Destruction: Initial Results from a Pig Model. Dermatologic Surgery. 2009;35(10):1462-1470.
3.	Coleman SR, Sachdeva K, .Egbert B, Preciado J, Allison J. Clinical Efficacy of Noninvasive Cryolipolysis and Its Effects on Peripheral Nerves Aesthetic Plastic Surgery 2009;33(4):482-488.
4.	Dover JB, J; Coleman, S; Fitzpatrick, R; Gardner, J; Goldberg, D; Geronemus, R; Kilmer, S; Mayoral, F; Tanzi, E; Weiss, R; Zelickson, B. A Prospective Clinical Study of Noninvasive Cryolypolysis for Subcutaneous Fat Layer Reduction – Interim Report of Available Subject Data. Laser Surg Med. 2009;41(S21):45.
5.	Riopelle JT, MY; Kovach, B. Lipid and Liver Function Effects of the Cryolipolysis Procedure in a Study of Male Love Handle Reduction. Laser Surg Med. 2009;41(S21):82.
6.	Klein KB, Zelickson B, Riopelle JG, et al. Non-invasive cryolipolysis TM for subcutaneous fat reduction does not affect serum lipid levels or liver function tests. Lasers in Surgery and Medicine. 2009;41(10):785-790.
7.	Bachorik Pea. National Cholesterol Education Program Recommendations for Measurement of Lipoprotein Measurement. . National Cholesterol Education Program Working Group on Lipoprotein Measurement. National Heart, Lung and Blood Institute. 1995;NIH Publication No. 95-3044.
8.	Burns JA AJ, Bachelor E, Dover J, Coleman S, Fitzpatrick R, Garden J, Geronemus R, Goldberg D, Kilmer S, Kramer S, Levinson M, Mayoral F, Okamoto E, Tanzi E, Riopelle J, Weiss R, Zelickson B. Analysis of Side Effects of Non-Invasive Cryolipolysis for Subcutaneous Fat Layer Reduction – Interim Report from Controlled Clinical Trials. Lasers in Surgery and Medicine. 2010;42(S22).

7.	We note your disclosure in the second bullet point on page 3 that you believe there is strong consumer demand from individuals who have stubborn fat bulges but are not significantly overweight. Please tell us why your product cannot be used by individuals that are significantly overweight and how you define those individuals who are not appropriate for your procedure. If weight restrictions reduce the potential size of your market, you should disclose this fact more prominently in the summary.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 2 of the prospectus to clarify that there are no technical or regulatory restrictions on the use of CoolSculpting based on the patient’s weight. Nevertheless, the Company disclosed that it designed CoolSculpting to specifically address the aesthetic concerns of individuals who have stubborn fat bulges but are not obese. The Company further disclosed that it offers training to its physician customers in order to assist them in properly identifying those patients whose aesthetic appearance will be noticeably improved by the reduction of their fat bulges through CoolSculpting.

Our Strategy, page 3

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8.	Please expand your definition of the term “aesthetic specialists” so that investors can understand your potential market.

RESPONSE: Pursuant to the Staff’s comment, the Company has added the definition of “aesthetic specialists” to pages 1 and 66 of the prospectus, where this term is first used in summary and Business sections. As previously disclosed in the bullet points on pages 66 and 67 of the prospectus under the heading “Market Overview,” a number of factors are leading physicians, who are not board certified dermatologists or plastic surgeons, to offer aesthetic procedures to their patients. Aesthetic specialists can be ear, nose and throat specialists, gynecologists, other medical specialists, and general practitioners.

The Offering, page 5

9.	We note the penultimate bullet point on page 6 states that the amendment and restatement of your certificate of incorporation and bylaws will not occur until after this offering. Please tell us why you will not amend and restate prior to effectiveness and what assurances investors have that these actions will occur after the offering.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 7 of the prospectus to clarify that the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws will be effective prior to the closing of the offering.

Risk Factors, page 9

Our manufacturing operations and those of our key. . ., page 15

10.	We note your disclosure here and on page 80. It is not clear whether the single source critical integrated circuit and the connector referenced in this risk factor are manufactured by parties other than OnCore Manufacturing LLC, Coastline International, Katcheco, Inc., or Unicep Packaging, Inc. To the extent that these parts and/or other critical components are supplied by a single source, please revise your disclosure to discuss the source and file material agreements, as appropriate.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on pages 16 and 17 of the prospectus to identify the third party manufacturers of the single source critical integrated circuit and the connector referenced in this risk factor. As indicated in the revised disclosure, the Company does not have supply agreements with these manufacturers, but acquires the components from these manufacturers through purchase orders. The Company has filed the form of purchase order used for these manufacturers as exhibits to the Registration Statement.

Even though we market and sell. . ., page 17

11.	Please expand this risk factor to describe the material aspects in which states differ in their definitions of the term “licensed practitioner.”

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RESPONSE: In response to the Staff’s comment, the Company has revised the cited risk factor to eliminate the “licensed practitioner” term. As noted by the Staff, the Company only markets and sells its CoolSculpting System in the United Sates to physicians.

12.	Please provide an example of how a licensed practitioner who lacks medical expertise could adversely affect your company. In this regard, please reconcile your disclosure in this risk factor with your disclosure throughout the prospectus that you intend to selectively market your product to customers with certain target characteristics. Given that you intend to be selective in your marketing, the risk presented by inexperienced or otherwise undesirable practitioners is not clear. Please advise. In addition, please describe the target characteristics that you will use to identify appropriate customers.

RESPONSE: In response to the Staff’s comment, the Company has revised the cited risk factor to clarify that it only markets and sells CoolSculpting Systems to physicians in the United States. As stated on pages 1 and 66 of the prospectus, the Company is selectively targeting those physicians it identifies through its market research as having significant experience in performing aesthetic procedures as well as a willingness to position CoolSculpting as a premium, differentiated treatment. The Company further discloses that it is targeting an aggregate of 4,000 to 5,000 physician practice sites on a global basis that has its target characteristics.

The Company also revised its disclosure to clarify that its physician customers can generally allow non-physicians to perform CoolSculpting procedures under their direct supervision under state law. The Company further explains that although it and its distributors provide training to purchasers of CoolSculpting Systems, it does not supervise each CoolSculpting procedure and, as a result, there is a potential for misuse and adverse treatment outcomes that could harm the Company’s reputation. The Company advises the Staff that it has no evidence that incidents of misuse or adverse treatment outcomes will be higher with the use of CoolSculpting by non-physicians under the direct supervision of a physician.

The regulatory clearance and approval process. . ., page 19

13.	We note your statement that the 510(k) process is “expensive.” Please quantify the expenses associated with seeking clearance for use of your product on body parts other than the flanks so that investors can understand the scope of this risk. Also, please describe whether you will be required to conduct separate studies for each part of the body for which you seek approval.

RESPONSE: In response to the Staff’s comments, the Company disclosed on page 20 of the prospectus that it anticipates that the direct clinical costs to support a 510(k) application for an additional indication for CoolSculpting will range from $0.25 million to $0.5 million per clinical study. The Company is exploring its opportunity to submit a single 510(k) application that addresses more than one indication. However, the

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Company cannot assure potential investors at this time whether it will pursue this regulatory strategy or whether this strategy will be acceptable to the FDA.

We and our contract manufacturers and suppliers are subject. . ., page 20

14.	Please state, if true, that you, your contract manufacturers and your suppliers comply with the FDA’s Quality System Regulation to the extent applicable.

RESPONSE: In response to the Staff’s comments, the Company has clarified its disclosure regarding the requirement for its contract manufacturers and suppliers to comply with the FDA’s Quality System Regulation, or QSR, to the extent applicable. Manufacturing facilities that produce finished medical devices intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, the Company is required to manufacture its products in compliance with the FDA’s QSR which covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of its products. Neither the Company’s third party manufacturers nor its suppliers are currently required to comply with the FDA’s QSR, as these parties do not provide the Company with a finished medical device. However, the Company maintains a quality system designed to be compliant with the FDA’s QSR and has procedures in place designed to ensure that all products and materials purchased by it conform to specified requirements.

The Company has determined to outsource the manufacturing of its CoolSculpting control units and applicators to OnCore at its facility in Tijuana, Mexico by 2013. OnCore will also perform final testing and distribution of the CoolSculpting System and the Company’s procedure packs. The Company believes that OnCore’s existing facilities in San Jose and Tijuana will be adequate to meet the Company’s current and anticipated future manufacturing needs. Prior to transferring final product manufacturing and distribution to OnCore, OnCore will be required to comply with the FDA’s QSR and obtain the quality assurance and quality management certifications required by the international regulatory agencies in countries in which the Company markets CoolSculpting. The OnCore manufacturing site in San Jose, California is certified to ISO 13485:2003 for contract manufacturing service of printed circuit board assemblies and system box builds for the medical industry. The OnCore manufacturing site in Tijuana, Mexico is ISO 13485:2003 certified for the manufacture and assembly of printed circuit boards for general industrial applications.

If we are unable to obtain, maintain, and enforce. . ., page 23

15.	Refer to the final sentence on page 23. Please expand this risk, or add a new risk, to discuss the factors that make the protection of patents related to medical technology and aesthetic products “even more uncertain” outside the United States.

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RESPONSE: In response to the Staff’s comment, the Company has revised the fourth paragraph of this risk factor to disclose that similar to the United States, the patent laws in foreign jurisdictions are subject to change by foreign judicial and legislative bodies. The Company deleted the final sentence of this paragraph as it is unaware of any specific legislative changes that may make the protection of patents related to medical technology and aesthetic products “even more uncertain” outside the United States.

We rely on a license relationship with Massachusetts General Hospital. . ., page 24

16	Please revise the Business section to explain how MGH’s “primary control” over your core intellectual property affects your business, including your ability to explore new uses that might expand your business.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor referenced by the Staff as well as page 80 of the prospectus to disclose that MGH cannot restrict its future product development efforts. The Company further disclosed that under the terms of its license agreement with MGH, it may be required to pay MGH a royalty on commercial sales of future products it develops or that may be developed by its strategic partners. Because the Company is in the early stages of its efforts to develop additional products, it is unable to determine at this time whether it will be required to pay a royalty to MGH.

Market, Industry, and Other Data, page 33

17.	Note that it is inappropriate to disclaim the accuracy of the information in the prospectus. Revise to clarify, if true, that you believe the information in the prospectus to be reliable as of the date of the prospectus. To the extent you are unable to make this representation, please remove such information.

RESPONSE: As requested by the Staff, the Company has revised its disclosure to clarify that it believes the market, industry, and other data in the prospectus is reliable as of the date of the prospectus.

Use of Proceeds, page 34

18.	Please briefly identify the “remaining milestone obligations” and disclose whether the milestone amounts to be paid are currently due or prepayments against amounts that will be due in the future. Also, please tell us if MGH has informed you whether it intends to receive stock for a portion of the milestone payment.

RESPONSE: As requested by the Staff, the Company has revised its disclosure to identify the remaining milestone obligations it will owe to MGH and the triggering events for the future milestone payments. The Company has also added disclosure regarding MGH’s ability to request up to 50% of the remaining milestone payments into shares of the Company’s common stock. The Company advises the Staff that MGH has

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not informed the Company whether it intends to exercise its right to receive up to 50% of these future milestone payments in the Company’s common stock, in lieu of cash.

19.	We note that you have listed several general corporate purposes in the final paragraph of this section; however, you state that the amounts and timing of these expenditures have not been identified. Please disclose, if known, the priority of the intended uses.

RESPONSE: As requested by the Staff, the Company has revised its disclosure to clarify that the primary purpose for pursuing an initial public offering is to raise funds to support the further commercialization of CoolSculpting, and that it will prioritize its future expenditures in support of this endeavor.

Capitalization, page 35

20.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

RESPONSE: As requested by the Staff, the Company has removed the caption relating to cash and cash equivalents from the presentation of capitalization.

21.	We note from page F-19 that your Series A, B, C, and D preferred stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, which the Company has a valuation above $175 million and results in aggregate gross proceeds to the Company of at least $30 million, or (ii) the date specified by the written consent or agreement of the holders of at least 60% of the then outstanding shares of Series A, Series B, Series C, and Series D convertible preferred stock. In connection with your pro forma presentation in the filing, please confirm to us that you currently expect the offering to meet all of the conditions for automatic conversion. If you subsequently conclude the conditions may not be satisfied, please revise the filing accordingly. Please note that this comment also applies to your presentation on pages 8, F-3, and F-4.

RESPONSE: The Company confirms to the Staff that it currently expects the initial public offering to meet all of the conditions for automatic conversion of the outstanding shares of Series A, Series B, Series C, and Series D convertible preferred stock.

22.	We also note that you have reflected the reclassification of your outstanding convertible preferred stock warrant liability to additional paid-in capital upon the completion of your initial public offering and the filing of your amended and restated certificate of incorporation upon completion of your initial public offering. Please tell us and revise your filing to explain why you have included these items as pro forma adjustments that are based upon factually supportable transactions that are probable of occurring as of the most recent balance sheet date upon your initial public offering and how these adjustments comply with the guidance in Article 11 of Regulation S-X.

Securities and Exchange Commission

August 17, 2011

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure throughout the prospectus to remove the reclassification of the outstanding convertible preferred stock warrant liability to additional paid-in capital, as the warrants will not expire upon the completion of the initial public offering, and therefore the Company will not assume the exercise of the warrants upon the completion of the initial public offering.

Management’s Discussion and Analysis and Results of Operations and Financial Condition, page 41

-Stock-based Compensation, page 45

23.	We note that in connection with estimating the fair value of each stock-based award you have used the historical volatilities of several unrelated public companies that are deemed comparable to your business. Please describe to us in greater detail the nature of the comparable public companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

RESPONSE: As requested by the Staff, the Company has revised its disclosure under the heading “Expected Volatility” on page 46 of the prospectus to add greater detail on the nature of the comparable public companies it selected and the basis for its conclusion to select those companies. The Company has also added disclosure regarding its consideration of factors such as industry, stage of life cycle, size and other market factors when selecting these comparable companies.

Because the Company does not have a trading history on which to base volatility calculations, it derived the expected volatility from historical volatilities of several unrelated public companies that were deemed by the Company’s management to be comparable. These companies operate within the aesthetics industry and are involved either in the design or manufacturing of aesthetic products. In addition, the Company focused its volatility estimates to companies that had sufficient trading history and trading volume in order to provide reliable volatility measures. The peer companies the Company used in determining expected volatility were, at the time of volatility determination, generally larger in terms of revenue size and asset base. In addition, at the time the historical volatilities were measured, the peer companies were operationally further developed than the Company, having several years of product sales and at a later stage of product development. However, the operational and financial growth and progress of the peer companies during the period in which historical volatility was considered were determined to be sufficiently similar to the Company’s expectations for future growth, progress and development to provide a reasonable basis on which to establish its expected volatility

Securities and Exchange Commission

August 17, 2011

24.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

RESPONSE: The Company acknowledges the Staff’s comment and understands that it may receive further comments from the Staff.

25.	Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

RESPONSE: Pursuant to the Staff’s comment, once the Company determines its IPO price range, it will add disclosure discussing each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of its most recent balance sheet.

26.	For each valuation date, describe in more details how you determined the significant assumptions used in the valuations, including the weighting between the income and market approaches, the risk-adjusted discounts, the non-marketability discounts and the estimated holding periods.

RESPONSE: As requested by the Staff, the Company has revised its disclosure to describe in more detail how it determined the significant assumptions used in the common stock valuations, including the weighting between the income and market approaches, the risk-adjusted discounts, the non-marketability discounts and the estimated holding periods.

27.	We note that you changed the fair value of your common stock underlying your stock options issued for the options awarded on September 28, 2010, November 30, 2010, and February 17, 2011.

•	Please revise your filing to clarify if you performed contemporaneous or retrospective valuations on the date of each stock option grant.

•

Please revise your filing to explain in more detail why you changed the fair value of your common stock underlying your stock options issued for the options awarded on September 28, 2010, November 30, 2010, and February 17, 2011.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to clarify that its Board of Directors, with input from management, performed a contemporaneous valuation of the Company’s common stock on the date of each stock option grant. The Company has further disclosed that solely for purposes of determining the fair value calculation of the Company’s outstanding stock options under the Black-Sholes option pricing model, it retrospectively updated the fair value of its common stock.

Securities and Exchange Commission

August 17, 2011

as of September 2, 2010, November 30, 2010, February 17, 2011 and May 18, 2011. In addition, the Company has disclosed in detail the factors and additional information that caused it to update its fair value calculations for purposes of the Black-Sholes option pricing model for such dates.

Procedure fees revenues, page 52

28.	We note that the revenues from procedures have increased from 17% to 30% of revenues between the year ended December 31, 2010 and the three months ended March 31, 2011. Please discuss this increase in fee revenue as a percentage of total revenues and explain what you believe this increase represents. For example, please tell us whether you believe this increase represents a relative decrease in sales of your system. If this is a trend, please provide a discussion in the overview of MD&A, as appropriate.

RESPONSE: As requested by the Staff, the Company has added disclosure to clarify that the increase in procedure fees revenues as a percentage of total revenues is the result of increased performance of CoolSculpting procedures by its installed base of physician customers, and not a result of a slow down in sales of CoolSculpting Systems. As stated on page 43 of the prospectus, the Company’s business plan focuses on expanding its base of physician customers, and increasing procedure fees revenues by driving demand for CoolSculpting procedures through physician and consumer marketing programs. The Company further states that it anticipates that as it implements its business plan, its revenues from procedure fees will increase as a percentage of its total revenues.

Loan Agreement, page 59

29.	With a view to disclosure, please tell us the nature of your non-compliance, if any, with the terms of your loan agreement. To the extent that you have in the past received waivers from the lenders, please describe the terms of the waivers and whether you were subsequently able to re-establish compliance with the terms of loan agreement.

RESPONSE: The Company advises the Staff that it was non-compliant with a covenant in its loan agreement in both fiscal 2009 and 2010 because it did not deliver audited financial statements to the lenders within 180 days from the end of the applicable fiscal year as required by the covenant. Prior to the covenant deadline, the Company obtained waivers of this covenant from the lenders in both 2009 and 2010, and subsequently delivered audited financial statements to the lenders in accordance with the terms of the waivers. The Company confirms that upon delivery of the audited financial statements to the lenders, it re-established compliance with the terms of the loan agreement. As requested by the staff, the Company has added disclosure on pages 62 and F-17 of the prospectus.

Business, page 63

30.	Please revise, where appropriate, to quantify the cost to customers to purchase and operate the CoolSculpting System.

Securities and Exchange Commission

August 17, 2011

RESPONSE: In the “Business” section (on page 66 of the prospectus) and throughout “Management’s Discussion and Analysis of Results of Operations and Financial Condition”, the Company discloses that it generates revenues from two sources: (i) capital sales of its CoolSculpting System and (ii) procedure fees its physician customers pay for each CoolSculpting procedure they perform. The Company separately discloses, and intends to continue to separately disclose, the revenues it generates from sales of CoolSculpting Systems and the revenues it generates from procedure fees. The Company also discloses on pages 3 and 70 of the prospectus that, based on its commercial data, its physician customers can recoup their capital costs of purchasing a CoolSculpting System within six months assuming modest use. With this information, the Company believes that potential investors have sufficient information to clearly understand the Company’s business model and the capital costs associated with the CoolSculpting System, as well as the period of time in which the Company’s physician customers can recover their capital costs. Finally, the Company does not publicly publish its list prices for its CoolSculpting System or the per procedure fees it charges its physician customers for market reasons. As a result, the Company respectively submits that providing additional disclosure to quantify costs is not required to enable potential investors to make an informed investment decision, and could substantially harm the Company’s ability to market and maintain its pricing for CoolSculpting Systems and the procedure fees it charges its physician customers.

Mission, page 63

31.	Note that marketing language is inappropriate in a disclosure document. Please delete this section and revise the prospectus accordingly.

RESPONSE: As requested by the Staff, the Company has removed the disclosure of its “Mission Statement” from the prospectus.

Market Overview, page 64

32.	Please revise this section to provide balanced disclosure, including appropriate discussion regarding the advantages of existing alternative fat reduction methods and the drawbacks of the CoolSculpting System. Your current disclosure focuses disproportionately on your strengths and your competitors’ weaknesses.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the “Market Overview” section to provide a balanced disclosure of the advantages of existing fat reduction and body contouring procedures, including the following:

•

On page 67 of the prospectus, the Company has disclosed that invasive and minimally-invasive procedures best serve patients who are obese and require significant fat reduction to achieve aesthetic results.

Securities and Exchange Commission

August 17, 2011

•

On page 68 of the prospectus, the Company has disclosed that existing non-invasive procedures best serve patients who do not require significant fat reduction to achieve the aesthetic results they desire.

In addition, the Company has made the following disclosures in the “Business” section to provide balanced disclosure:

•	On page 65 of the prospectus, the Company has disclosed the benefits of existing non-invasive procedures compared to invasive and minimally-invasive procedures.

•

The Company further disclosed on page 69 of the prospectus that although there are no technical or regulatory restrictions on the use of CoolSculpting based on a patient’s weight, it believes patients who are obese are not optimal candidates for CoolSculpting. The Company also disclosed that it offers training to its physician customers in order to assist them in properly identifying those patients whose aesthetic appearance will be noticeably improved by the reduction of their fat bulges through CoolSculpting.

•

On page 69 of the prospectus, the Company has also added additional information regarding the frequency and type of patient complaints received through June 30, 2011 following a CoolSculpting procedure.

The Company also previously disclosed on page 69 of the prospectus that the results from CoolSculpting are not immediate, and that patients typically need to wait for a period of two to four months to notice the complete results from a CoolSculpting procedure.

The CoolSculpting Experience, page 69

33.	You state that the first step in your process is a patient consultation with a physician. Please tell us whether the initial patient consultation could also be with a licensed practitioner. If not, please explain why.

RESPONSE: In response to Staff Comments 11 and 12 above, the Company has eliminated the “licensed practitioner” definition and has revised its disclosure to clarify that it only markets and sells CoolSculpting Systems in the United States to physicians. The Company has further revised its disclosure on page 71 of the prospectus in response to Staff Comment 33 to explain that the Company encourages that physicians conduct all patient consultations to help ensure proper patient selection and to properly set patient expectations. The Company advises the Staff that its physician customers in the United States can generally allow non-physicians to perform CoolSculpting procedures under their direct supervision under state law. The Company advises the Staff that it has no evidence that patients who receive consultations from non-physicians under the direct supervision of a physician are not being properly selected or having appropriate expectations set prior to the procedure.

Clinical History and Development of CoolSculpting, page 73

Securities and Exchange Commission

August 17, 2011

34.	While we note you have discussed the clinical history of your technology, it does not appear you have discussed your corporate history. Please provide an appropriate discussion as required by Item 101(a) of Regulation S-K.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 90 of the prospectus to disclose its corporate history.

Research and Development, page 77

35.	We note the second paragraph of this section. With a view to disclosure, tell us about other potential therapeutic uses that you plan to explore. Please consider this comment together with comment 16 above.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to clarify that it is exploring additional uses of its proprietary controlled-cooling technology platform for the dermatology, plastic surgery, and aesthetic markets. The Company previously disclosed that it is exploring other potential therapeutic uses for its technology platform. Although the Company believes it has a significant opportunity to develop additional products utilizing its proprietary controlled-cooling technology platform, it believes the opportunities it is currently exploring are too early to disclose to potential investors at this time. In addition, the Company believes that disclosing its product development ideas at this time may harm its competitive position with respect to these potential products.

Physician Marketing and Support Programs, page 79

36.	Please explain how the S.T.E.P. certification process is different than the normal training required prior to operation of your product. In addition, please describe the “medical background” of your support specialists.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the prospectus regarding its S.T.E.P. specialists. Although the Company’s S.T.E.P. specialists typically have a medical background, a medical background is not mandatory. The Company has also added additional disclosure regarding the training and support the S.T.E.P. specialists provide to the Company’s physician customers.

Customer Support, page 79

37.	Please disclose whether your employees or third-parties are responsible for service calls and how you can assure that the service will be prompt. Describe the size and geographic coverage of your service teams.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to clarify that its Customer Care personnel, which currently consists of 11 employees as of June 30, 2011, provide service directly to the Company’s customers

Securities and Exchange Commission

August 17, 2011

located in North America. The Company has also clarified that physicians located outside of North America are serviced by the Company’s distributors and certified third-party service providers. The disclosure also outlines the Company’s goal in responding to service calls.

Competition, page 80

38.	Please expand your disclosure to more specifically identify your competitors. For example, it is unclear what non-invasive and minimally invasive procedures for body contouring you are competing against.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of the prospectus to clarify that CoolSculpting is the only non-invasive, FDA-cleared product that utilizes cooling technology to selectively reduce fat cells beneath the skin through a natural biological process known as apoptosis. All other existing non-invasive, FDA-cleared products that are marketed for body contouring are based on heat or other forms of energy and, as a result, eliminate fat cells by triggering the body’s wound healing response. Moreover, the Company has broad intellectual property protection for its cooling technology platform, including a method patent in the United States and certain other international markets that restricts third parties from selectively targeting the reduction of fat cells through cooling – regardless of the manner of delivery. As a result, the Company does not believe that CoolSculpting has any direct competition in United States, but indirectly competes with other aesthetic technologies for physician resources and mindshare.

MGH License Agreement, page 81

39.	Please disclose the amount of consideration payable under items (i) and (ii) of the first paragraph of this section. In addition, please disclose the cap on the total percentage of stock that MGH may own.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 84 of the prospectus to disclose the amount of consideration payable under items (i) and (ii) of the first paragraph of the “MGH License Agreement” section. MGH may elect to receive up to 50% of the $1 million and $6 million milestone payments in shares of the Company’s common stock. Because the number of shares of the Company’s common stock that would be issuable to MGH at the Company’s current valuation would be far less than the ownership cap in the agreement, the Company has excluded disclosure of the exact ownership cap from its revised disclosure. The Company has determined that including the ownership cap would be misleading, as investors may overestimate the amount of shares that MGH may actually elect to receive.

Securities and Exchange Commission

August 17, 2011

OnCore manufacturing Services Agreement, page 82

40.	Please disclose the warranty and indemnification provisions, if any, under this agreement.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 85 of the prospectus to disclose the warranty and indemnification provisions under the Manufacturing Services Agreement.

Director Independence, page 93

41.	We note the last sentence of this section stating that you do not consider Mr. Foley an independent director. Please tell us what compensation was paid to Mr. Foley and how it affects his independence.

RESPONSE: The Company advises the Staff that it reviewed NASDAQ Rule 5605(2), which sets forth the definition of “independent director” for purposes of the NASDAQ listing requirements and rules, which the Company’s has adopted as its definition of an “independent director.” NASDAQ Rule 5605(2)(A) provides in relevant part that a director who is, or at any time during the past three years was, employed by the Company shall not be considered independent. Mr. Foley was employed by the Company during the past three years, as he served as the Executive Chairman of the Board of Directors of the Company (the “Board”) from July 2009 to May 2010. As a result, the Board is not able to consider Mr. Foley an independent director. Pursuant to the Staff’s comment, the Company has revised its disclosure on page 96 of the prospectus to set forth the reason why the Board is not able to consider Mr. Foley an independent director.

42.	Please tell us whether you believe Mr. Stockman, due to the compensation committee interlocks disclosed on page 96, or Mr. Roberts, due to the amounts paid under the Brazilian Distribution Agreement described in your related party disclosure, are properly considered independent directors. We also note Mr. Stockman’s membership on the audit committee.

RESPONSE: The Company advises the Staff that the Board, based on the definition of “independent director” as set forth in the NASDAQ listing requirements and rules, has determined that Mr. Stockman is not an “independent director” due to the compensation committee interlocks disclosed on page 96 of the prospectus. The Company has revised the prospectus accordingly, and prior to the first anniversary of the consummation of the initial public offering, expects that Mr. Stockman will resign as a member of the Company’s audit committee.

The Board has determined that Mr. Roberts is an “independent director” as defined in the NASDAQ listing requirements, notwithstanding the amounts paid under the Brazilian Distribution Agreement, for the reasons set forth below.

•	The Company entered into the Brazilian Distribution Agreement with ADVANCE Medical, Inc. (“ADVANCE”) in March 2011. Venrock Associates, a stockholder of

Securities and Exchange Commission

August 17, 2011

the Company covered by Item 403(a) of Regulation S-K, owns approximately 20% of the outstanding common stock of the Company (assuming conversion of its preferred stock into shares of the Company’s common stock) and owns 39% of the equity interests of ADVANCE Medical, Ltd., the parent company of ADVANCE. NASDAQ Rule 5605(2)(D) provides in relevant part that a director who is a partner in, or a controlling Shareholder or an Executive Officer of, any organization from which the Company received payments for property or services in the current or any of the past three fiscal years that exceeds 5% of the Company’s consolidated gross revenues for that year, or $200,000, whichever is more, shall not be considered independent. The Board determined that this rule is not applicable to Mr. Roberts for two reasons. First, Mr. Roberts is not a partner in, or a controlling Shareholder or an Executive Officer (as such terms are defined in the NASDAQ listing requirements and rules) of ADVANCE, and second, the payments received by the Company under the Brazilian Distribution Agreement in the current year do not exceed 5% of the Company’s consolidated gross revenues as of June 30, 2011. The revenue recognized by the Company under the Brazilian Distribution Agreement for the six months ended June 30, 2011 was approximately $1.37 million, 4.3% of the Company’s consolidated gross revenues for the same period.

•

In addition, the Board has determined that any indirect interest that Mr. Roberts may have in the Brazilian Distribution Agreement by virtue of his service as a partner of Venrock Associates is limited and immaterial. In the opinion of the Board, the Brazilian Distribution Agreement would not interfere with Mr. Roberts’ exercise of independent judgment in carrying out his responsibilities as a director of the Company.

•

In addition, in accordance with the Company’s policy for approval of related party transactions, the Audit Committee of the Board reviewed and approved the Brazilian Distribution Agreement. Mr. Roberts is not a member of the Audit Committee.

The Company disclosed the Brazilian Distribution Agreement as a related party transaction solely because the Company is a party to the agreement, the revenue generated under the agreement as of June 30, 2011 exceeded $120,000, and Venrock Associates, a related party of the Company as defined by Instruction 1(b)(i) to Item 404(a) of Regulation S-K, has a material indirect interest in the transaction, given its ownership of 39% of the equity interests of ADVANCE Medical, Ltd., the parent company of Advance. The Board would not have disclosed this transaction as a related party transaction but for Venrock Associates’ status as a stockholder of the Company covered by Item 403(a) of Regulation S-K. The Board of directors has determined that Mr. Roberts, by virtue of his service as a partner of Venrock Associates, would not have a material indirect interest in the transaction. The Company disclosed that Mr. Roberts is a partner of Venrock Associates on page 119 of the prospectus with a view towards complete disclosure, not because the Board determined that the Brazilian Distribution Agreement was a related party transaction with respect to Mr. Roberts.

Securities and Exchange Commission

August 17, 2011

Director Compensation, page 96

43.	Please confirm that you intend to update your disclosure prior to effectiveness to discuss the non-employee director compensation policy that you identify in the first paragraph.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 96 of the prospectus to disclose the Company’s non-employee director compensation policy.

Compensation Process, page 99

44.	We note your discussion of market compensation data in the second and third paragraphs of this section, including your references to the study prepared by Radford Surveys and your engagement of Compensia. Please identify the peer companies that you relied upon in your “informal” benchmarking of compensation.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 102 of the prospectus to disclose that the compensation committee did not indentify any specific peer group of companies in determining named executive officer compensation in 2010. Instead, the compensation committee analyzed a combination of elements, which included the study prepared by Radford Surveys, general industry market data and general knowledge possessed by members of the Company’s compensation committee, to determine named executive officer compensation in 2010. The members of the compensation committee also relied on their experience as venture capitalists, in which they and the other general partners in their venture funds serve as directors for a number of private companies, and have experience and a familiarity for the compensation offered to executives in emerging growth companies located in Northern California. With the assistance of Compensia, in June 2011, the Company identified a peer group of companies used to determine named executive officer compensation in 2011. The Company has revised its disclosure in the executive compensation section to include these peer companies.

45.	We note that your committee engaged Compensia in June 2011 to provide executive compensation services for 2011. We also note your disclosure that 2010 compensation “may not be indicative of the manner in which we will compensate our named executive officers going forward.” Please tell us whether any steps have been taken or are planned with regard to potential changes in your executive compensation policies. See Instruction 2 to Item 402(b).

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the executive compensation disclosure to include the steps that have been taken with regard to changes in the Company’s executive compensation policies in 2011.

Base Salary, page 100

Securities and Exchange Commission

August 17, 2011

46.	Please provide disclosure explaining how you determined the amount of base salary to pay to each named executive officer. For example, even though 2010 base salaries were not increased over 2009, it is unclear how base salaries were set prior to 2010 and why they were not adjusted in 2010. As another example, please disclose how the compensation committee determined what to pay Mr. Poinsett upon joining the company.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 103 to disclose that the compensation committee did not indentify any specific peer group of companies in determining named executive officers’ salaries prior to July 2011. Instead, the compensation committee analyzed a combination of elements, which included a survey published by Radford Surveys, general industry market data and general knowledge possessed by members of the Company’s compensation committee, to determine the base salaries. The members of the compensation committee also relied on their experience as venture capitalists, in which they and the other general partners in their venture funds serve as directors for a number of private companies, and have experience and a familiarity for the compensation offered to executives in emerging growth companies located in Northern California. Further, the Company utilized the same analysis to determine compensation of new hires in 2010, including the compensation of Mr. Poinsett upon joining the Company. The Company also notes the prior disclosure that base salaries were not adjusted in 2010 due to cash constraints. With the assistance of Compensia, in June 2011, the Company identified a peer group of companies used to determine base salaries in 2011. The Company has revised its disclosure in the executive compensation section to include a list of these peer companies.

Stock Based Incentive Awards, page 102

47.	Please revise your disclosure to provide substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the prospectus to disclose that the number of shares underlying option grants varies among the named executive officers based on each named executive officer’s responsibilities and duties. Named executive officers with the same general level of duties and responsibilities generally receive the same number of option grants. In addition, the Company has clarified its previous disclosure that it did not utilize predefined criteria or a formulaic analysis for the determination of option awards. Instead, the compensation committee utilized a qualitative analysis based primarily on their general knowledge of market data due to their roles as venture capitalists and their assessment of the Company’s

Securities and Exchange Commission

August 17, 2011

performance in determining the option grants to be awarded to each named executive officer at each level of the organization.

48.	In the final paragraph of this section, you state that “equity incentives have been granted principally with time-based vesting.” [Emphasis added]. To the extent that equity incentives have been granted other than on a time-based vesting schedule, please explain.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the prospectus to disclose that equity incentives have been granted on a time-based or a milestone-based vesting schedule. The Company confirms that it has not granted equity incentive awards with other vesting schedules to its named executive officers.

2010 Summary Compensation Table, page 104

49.	We note the termination payments to Mr. Levinson and Ms. Newman. Please provide disclosure in the Compensation Discussion and Analysis as to how those amounts were determined by the compensation committee or the board of directors.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page 108 of the prospectus to disclose the termination payments to Mr. Levinson and Ms. Newman. The amount of the termination payments payable to these individuals was determined by the compensation committee based on the recommendation of the Chief Executive Officer given the individuals’ length of service and position with the Company.

Employment Arrangements, page 109

50.	Please disclose the performance targets for Mr. Nye and Mr. Howe referenced in the final sentences of the first and second paragraphs of this section, respectively. Alternatively, please provide an appropriate cross-reference to this discussion.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised page 114 of the prospectus to cross-reference the Company’s performance targets in respect of the target bonuses payable to Mr. Nye and Mr. Howe.

Principal Stockholders, page 116

51.	Please identify the individuals with beneficial ownership over the shares held by the entities listed in the table. For example, it is unclear who has beneficial ownership over the shares held by Venrock Associates.

RESPONSE: In response to the Staff’s comment, the Company revised the disclosure on page 122 of the prospectus to clarify that no individual person or entity has the unilateral ability to cause or block the voting or disposition of the shares held by Venrock Associates.

Securities and Exchange Commission

August 17, 2011

Related Party Transactions, page 118

52.	Please provide a breakdown of the interests held by the investors in the October 2009 bridge loan agreement and whether there were any other payments made in connection with this agreement. Also, disclose how many shares of D-1 convertible preferred stock were issued to the holders and whether, and to what extent, the shares were issued in exchange for cash or for forgiveness of the bridge loan.

RESPONSE: The Company advises the Staff that in October 2009, it entered into a bridge loan agreement with entities affiliated with Advanced Technology Ventures, Frazier Healthcare Ventures V, L.P., and entities affiliated with Venrock Associates. These lenders committed to issue to the Company, on an unsecured basis, up to $10 million in unsecured convertible promissory notes in the respective principal amounts of $3,333,333 per lender. No other payments were made in connection with this agreement. Pursuant to the terms of the convertible promissory notes issued to these lenders, the entire outstanding principal amount of the convertible promissory notes, plus accrued and unpaid interest thereon, was automatically convertible into the preferred stock the Company issued in its next round of financing. In May 2010, the Company completed the Series D-1 financing described on page 123 of the prospectus and the outstanding convertible promissory notes, including accrued interest, automatically converted into an aggregate of 14,183,523 shares of the Company’s Series D-1 convertible preferred stock, 4,727,841 shares of which are reflected in the table included on page 123 of the prospectus for each lender.

Pursuant to the Staff’s comment, the Company has revised its disclosure on page 123 of the prospectus to provide a breakdown of the respective interests held by the investors in the October 2009 bridge loan agreement and to disclose the number of shares of D-1 convertible preferred stock issued to the holders upon the automatic conversion of their respective convertible promissory notes upon completion of the Series D-1 financing.

Restricted Stock Purchase Agreement, page 119

53.	Please clarify what you mean when you refer to the “entirety” of the amounts outstanding under the loan to Mr. Levinson. For example, please tell us how the accrual of interest has affected the amount owed to the company. In this regard, it would appear that the amount outstanding may be more than the original aggregate principal amount.

RESPONSE: The Company advises the Staff that the reference to “entirety” of the amounts outstanding under the loan to Mr. Levinson referred to the entire aggregate principal amount of the of the two promissory notes, indicating that Mr. Levinson has not paid any of the principal amounts outstanding under the two promissory notes as of June 30, 2011. Pursuant to the Staff’s comment, the Company has revised page 124 of the prospectus to disclose accrued and unpaid interest payable by Mr. Levinson as of June 30, 2011.

Securities and Exchange Commission

August 17, 2011

54.	Please tell us whether this transaction is the same transaction as described in note 7 on page F-17 and if so, please reconcile the interest rates disclosed.

RESPONSE: The Company advises the Staff that the transaction described under the heading “Restricted Stock Purchase Agreements” on page 124 of the prospectus is the same transaction described in note 7 on page F-17 of the prospectus. Pursuant to the Staff’s comment, the Company has revised pages 124 and F-17 of the prospectus to reconcile the interest rates disclosed.

Brazilian Distribution Agreement, page 119

55.	Please disclose the material terms of this agreement, including the dollar value of the transaction, as well as term, termination and any other material provisions.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised page 124 of the prospectus to disclose the material terms of this agreement, including the dollar value of the transaction, as well as the term and termination provisions.

Index to the Financial Statements, page F-1

56.	Please revise to include updated financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the Registration Statement to include updated financial statements and related disclosures for the six month periods ended June 30, 2011 and 2010 as required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-8

-Revenue Recognition, Page F-11

57.	We note from page 42 and throughout the filing that your CoolCard product contains software. Please tell us and revise your filing to explain how you considered the guidance in Topic 985 of the FASB Accounting Standards Codification related to the sale of your products that contain software.

RESPONSE: The Company advises the Staff that the embedded software exists in the CoolCard product in order to permit the Company’s physician customers to perform a fixed number of CoolSculpting procedures. This software is not marketed separately from the CoolSculpting System or from the CoolCard. Rather, the functionality that the software provides is part of the overall CoolCard product. The CoolSculpting System is marketed as a noninvasive aesthetic device for the reduction of fat, not for its embedded software attributes included in the CoolCard that enable its use. The Company does not provide rights to upgrades or enhancements or post contract customer support for the embedded software. In addition, the Company does not incur significant software development costs or capitalize its software development costs. Based on this assessment, the

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Company considers the embedded software on the CoolCard incidental to the CoolCard product as a whole and determined that revenue recognition should not be governed by the provisions of Topic 985 of the FASB Accounting Standards Codification. Pursuant to the Staff’s comment, the Company has revised page F-11 of the prospectus to explain how the Company considered the guidance in Topic 985 of the FASB Accounting Standards Codification related to the sale of its products that contain software.

58.	Please revise your filing to include a more detailed discussion of the significant factors, inputs, assumptions, and methods used to determine your third-party selling price or estimated selling price for the significant deliverables. Refer to the guidance in 605-25-50-2(e) of the FASB Accounting Standards Codification.

RESPONSE: The Company advises the Staff that typically all products sold to a customer are delivered at the same time. If a partial delivery occurs as authorized by the customer, the Company allocates revenue to the various products based on their vendor-specific objective evidence of fair value (“VSOE”) if VSOE exists according to ASC 605-25 as the basis of determining the relative selling price of each element. If VSOE does not exist, the Company may use third party evidence of fair value (“TPE”) to determine the relative selling price of each element. If neither VSOE nor TPE exists, the Company may use management’s best estimate of the sales price (“ESP”) of each element to determine the relative selling price. The relative selling prices for the Company’s control units, applicators and CoolCards are based on established price lists and separate, stand-alone sales of these elements. The Company establishes best estimates within a range of selling prices considering multiple factors including, but not limited to, factors such as size of transaction, pricing strategies and market conditions. The Company believes the use of the best estimate of selling price allows revenue recognition in a manner consistent with the underlying economics of the transaction. Pursuant to the Staff’s comment, the Company has revised page F-12 of the prospectus to include a more detailed discussion of the significant factors, inputs, assumptions, and methods used to determine its third-party selling price or estimated selling price for the significant deliverables.

59.	We note your disclosures that delivery “typically” occurs upon shipment. Please explain the circumstances in which delivery does not occur upon shipment and the impact on your revenue recognition policies. Revise your filing as necessary.

RESPONSE: The Company advises the Staff that it inadvertently used the word “typically” in the initial filing of the prospectus. Delivery of the CoolSculpting Systems and Procedure Packs occurs upon shipment. Pursuant to the Staff’s comment, the Company has revised page F-12 of the prospectus to remove the word “typically.”

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-Warranty, page F-12

60.	We note that you provide a limited warranty on your products including a three year warranty for your control units and one year warranty for your applicators. We further note that you base your warranty accrual upon historical and forecasted trends in the volume of your product failures during the warranty period and the cost to replace or repair the equipment. We finally note that you only received FDA clearance in 2010 and prior to 2010 that you had limited to no revenue related to the sale of your products. Please tell us and revise your filing to explain in more detail how you are able to estimate this liability considering that you have only been selling this product since fiscal 2010 and only on a limited basis prior to that timeframe.

RESPONSE: Pursuant to the Staff’s comment, the Company advises the Staff that it considered the ability to estimate the warranty liability, as described below.

The Company received 510(k) clearance from the FDA to market CoolSculpting for dermal cooling in May 2009, and commenced commercial sales in the United States shortly thereafter. In 2009, the Company also obtained the required CE Mark to commence commercial sales in Europe as well as other required regulatory clearances to commence commercial sales in various countries outside the United States, including commencing sales in Hong Kong in April 2009. The Company generated revenue of $1.6 million during fiscal year 2009. During 2010, the Company received 510(k) clearance from the FDA to market CoolSculpting for the selective reduction of fat around the flanks. Once the Company received this additional FDA clearance, it significantly expanded its sales and marketing activities in the United States. In 2010, the Company also obtained necessary regulatory approvals to market CoolSculpting for fat reduction in over 40 countries outside the United States. Based on these sales and marketing efforts, the Company’s revenues in 2010 increased to $25.5 million.

As the first sales occurred in 2009, the Company first assessed its ability to reasonably estimate its warranty accrual in 2009. The Company updated this assessment in 2010 as revenues increased.

In determining the warranty accruals for the years ended December 31, 2009 and 2010, the Company considered the actual warranty data for the period from 2009 through July 2011 (when the 2010 year-end and 2011 interim period financial statements were issued). As discussed in more detail below, this information and the projections prepared for the remaining warranty period were the primary basis for recording the estimated warranty accrual.

The Company considered the following primary factors to assess the warranty accrual:

•

Estimated Failure Rates: In order to be able to estimate the warranty accrual, the Company should reasonably estimate the product failure rate and associated costs. The Company has determined the estimated failure rate by reviewing historical data of the Company’s actual failures over the warranty period that has passed, commencing in April 2009 (period of first shipments) and continuing through July 2011 for the 2010 financial statements. Based on the Company’s analysis of the cumulative data through July 2011, the Company noted that the majority of failures occurred within the first 270 days after the control units were shipped to the

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customers. The cumulative data for control unit sales indicated that 80% of the warranty returns occurred within the first 270 days after the sale. This warranty returns information and trend data was also used by the Company to project and assess the future failure rate over the remaining warranty period for the installed base. Such information was used by the Company to estimate the total estimated failure rate over the entire warranty period as of December 31, 2009 and 2010.

•

Estimated Repair Costs: The required warranty accrual was also calculated using the average repair and freight costs incurred on items which needed to be returned to the Company for repair. For purposes of estimating the repair costs which the Company will incur to repair products returned by customers under warranty, the Company has considered actual repair costs which were incurred for products sold from April 2009 to December 2010. The average repair costs have been determined by product line (control units and applicators) and are calculated using total repair costs incurred and dividing by total number of units repaired.

These are the primary inputs into the Company’s estimation of its warranty accrual, and the Company believes it has sufficient information, based on its historical data and projections from such historical data, to make a reasonable estimate. There are no other significant factors, qualitative or otherwise, that would significantly impact the accrual.

In addition, the Company also considered that as of December 31, 2010, it had sold 373 units and recorded a warranty accrual of $519,000. With the benefit of hindsight as of July 13, 2011, there have been no significant true ups to the amount recorded, and none are anticipated over the remaining warranty period. The difference between the amounts accrued at December 31, 2009 and 2010 and the subsequent actual costs incurred to date plus costs expected to be incurred over the remaining warranty periods for such units is not material. Such hindsight provides further support that the Company had a sufficient basis for its accruals as of December 31, 2009 and 2010.

Thus, it is reasonable to conclude that the Company’s liabilities as of December 31, 2009 and 2010 were reasonably estimable.

The Company advises the Staff that the warranty estimate is discussed on pages 45 and 46 of the prospectus in a more detailed manner. Pursuant to the Staff’s comment, the Company has revised pages F-11, F-12, and F-13 of the prospectus to expand those disclosures.

Note 9. Convertible Preferred Stock, page F-18

61.

We note that you issued Series A, B and C preferred stock that contain a conversion feature that was adjusted upon the issuance of your Series D-1 preferred stock. We further note that these conversion prices including your Series D-1 and Series D-2 conversion prices are subject to adjustment. Please tell us and revise your filing to include your analysis of the conversion terms of the preferred stock under paragraphs

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470-20 and 815-15 of the FASB Accounting Standards Codification. Please also include a discussion of your analysis of the amended conversion terms.

RESPONSE: Pursuant to the Staff’s comment, the Company advises the Staff that it considered the initial and amended terms of each series of convertible preferred stock and revised the disclosure on page F-20 as described below.

The Company performs ongoing assessments of all terms and features of its convertible preferred stock in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its convertible preferred stock, including conversion and liquidation features, as well as dividend and voting rights.

Based on the Company’s determination that each series of its convertible preferred stock is an “equity host,” it determined that the features of the convertible preferred stock are most closely associated with an equity host and, although the convertible preferred stock includes conversion features, such conversion features do not require bifurcation as a derivative liability. The Company also determined that the conversion option with a contingent reduction in the conversion price, upon occurrence of certain dilutive events, is a potential contingent beneficial conversion feature.

In accordance with certain anti-dilution provisions contained in the Series D-1 and D-2 convertible preferred stock agreements, issuances of Series D-1, and D-2 convertible preferred stock resulted in an anti-dilution adjustment of the conversion prices for the Series A, B and C convertible preferred stock during the year ended December 31, 2010. As a result, the Company performed a calculation to determine if a beneficial conversion feature was triggered. The fair value of common stock, as determined by management and the Board of Directors on the corresponding issuance dates of the Series D-1 and D-2 convertible preferred stock, in each instance was below the adjusted conversion prices. Therefore, no beneficial conversion feature was identified.

The Company will continue to evaluate if a beneficial conversion feature needs to be recorded upon each subsequent adjustment of the conversion price based upon the difference between the adjusted conversion price and the fair market value of common stock at the original issuance date.

Note 10. Preferred Stock Warrant Liability, page F-20

62.	We note that you value your preferred stock warrants using the Black-Scholes-option pricing model. Please revise your filing to discuss how you determined the underlying inputs utilized within this valuation model. Refer to paragraph 718-10-50-20-2(f) of the FASB Accounting Standards Codification.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page F-21 of the prospectus to discuss how the Company determined the underlying inputs utilized within the Black-Scholes-option pricing model.

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Note 16. Segment Information, page F-27

63.	We note your disclosure of revenues by geographic area. Specifically, we see that you have grouped your revenue into North America and rest of world. In accordance with paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification, please revise your filing to separately present revenues from external customers attributed to your country of domicile.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised its disclosure on page F-29 of the prospectus to separately present revenues from external customers attributed to the United States, the Company’s country of domicile.

64.	Please also revise to disclose separately, to the extent material, any revenue from your external customers attributed to an individual foreign country. Refer to the guidance in paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

RESPONSE: The Company advises the Staff that the Company has not generated revenues from external customers attributed to an individual foreign country equal to or in excess of 5% of total revenues.

Exhibits

65.	We note that several material agreements appear to be missing from your exhibit index. For instance, we note that you have omitted certain related party agreements, your agreements with single source suppliers Katcheco, Inc. and Coastline International, and the financing agreements related to the convertible notes and stockholder note referenced on page 80. Please revise your exhibit index and file all exhibits in your next amendment.

RESPONSE: The Company acknowledges the Staff’s comment and will file as exhibits to the Registration Statement all agreements the Company determines to be material by amendment to the Registration Statement. The Company has filed the form of purchase order it uses for purchases from each of Katcheco, Inc., Coastline International, Inc., Renesas Electronics Corporation, and Hypertronics Corporation and the restricted stock purchase agreements with Mr. Levinson with Amendment No. 1 to the Registration Statement and has revised the exhibit index to the Registration Statement accordingly.

Exhibit 23.2

66.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

RESPONSE: Pursuant to the Staff’s comment, PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, will provide a currently dated consent in any future amendments to the Registration Statement. The Company has

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provided a currently dated and signed consent from PricewaterhouseCoopers LLP with Amendment No. 1 to the Registration Statement.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffery C. Thacker

Jeffery C. Thacker, Esq.

Partner